UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON AUGUST 28, 2013

DATE, TIME AND PLACE:

August 28, 2013, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José Antonio Alvarez Alvarez and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Also present as guests, the Vice-President Executive Officer Mr. Carlos Alberto López Galán; the Superintendent of Quality and Customer’s Experience Management department, Mrs. Maria Lúcia Ettore do Valle. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the Ombudsman Report related to the first semester of 2013 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; and (b)  To know the economics-financials results of the Company relative to July, 2013.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

1

[Free English Translation]

(a)        Approved, pursuant to article 33, item V and VI, of the Company’s Bylaws, the Ombudsman Report related to the first semester of 2013 and the corrective measures, for purposes of complying with the provisions of article 2, item V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council;

It is registered that Mrs. Maria Lúcia Ettore do Valle, Superintendent of Quality and Customer’s Experience Management department, was on the meeting, in order to account for the item (a) of the Agenda.

(e)        Knew the economics-financials results of the Company relative to July, 2013.

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer, was on the meeting, in order to account for the item (a) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, August 28, 2013. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of  Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez; and Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer